EXHIBIT 99.1

Hydro applies for delisting in Sweden

Hydro's Board today decided to apply for delisting from the Swedish stock exchange Stockholmsborsen.

Hydro has been listed in Sweden since 1983 in the form of a depositary share (SDB). In recent years, the turnover of this SDB has been very low, and the approximately 230,000 issued SDBs amount to less than 15 % of the total number of Hydro shares held by Swedish investors. Viewed against this background, Hydro finds that the costs related to the listing in Sweden can no longer be justified.

The last trading day for Hydro SDB on Stockholmsborsen will be 24 March 2004, which is also the last day before the Agri business area is planned demerged and listed under the name Yara International ASA. The owners of Hydro SDBs at that time will have the same rights to receive Yara shares as other shareholders.

The SDB programme will be phased out within the end of 2004.

After this, Hydro is listed on stock exchanges in Norway, USA, UK, France and Germany.

Contacts:

Kjetil Bakken
Telephone: +47 22 53 23 13
Cellular: +47 91 889 889
E-mail: kjetil.bakken@hydro.com

Tor Steinum
Telephone: (+47) 22 53 27 31
Cellular: (+47) 95 08 39 33
E-mail: Tor.Steinum@hydro.com